Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER INTERSECTS ADDITIONAL HIGH GRADE GOLD MINERALIZATION AT DEPTH BELOW CARMEN RESOURCE AT MONTERDE

August 12, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to report further drill results from diamond drilling at its Monterde property in the prolific Sierra Madre gold-silver belt of Mexico, where several holes intersected significant gold-silver mineralization at depth, below the Carmen resource.  The Carmen deposit contains the majority of the gold-silver resources at the Monterde property.  In particular Holes MTC-08-112, MTC-08-115, MTC-08-116 and MTC-08-117 had high grade gold intercepts below the existing resource, in some cases over 100 metres below the deepest previous intercepts in the relevant Carmen section.

Highlights of recent results are tabulated below, while complete results are attached.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/)t	(g/t)	(g/t)*

MTC-08-108	261.4	263.4	2.0	1.8	187.2	4.3
and	390.0	393.0	3.0	3.3	13.9	3.5
MTC-08-110	164.5	166.0	1.5	5.8	1.6	5.8
MTC-08-112	496.5	501.3	4.8	3.7	3.9	3.7
and	513.3	514.8	1.5	20.7	4.2	20.8
and	519.3	522.9	3.6	1.5	3.0	1.5
MTC-08-113	120.2	121.7	1.5	3.9	235	7.0
MTC-08-114	238.0	239.5	1.5	5.0	55.2	5.8
and	271.0	272.5	1.5	3.0	29.2	3.4
and	299.5	301.0	1.5	4.6	90.0	5.8
and	368.5	370.0	1.5	1.2	53.1	2.0
MTC-08-115	518.0	519.5	1.5	13.1	4.7	13.2
MTC-08-116	450.3	454.0	3.7	8.3	6.2	8.4
MTC-08-117	455.0	458.0	3.0	1.8	8.0	1.9

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65 per cent and 85 per cent of the intervals reported on the table.

 “I am pleased that we have found further evidence of significant gold-silver mineralization at depth, below the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources. “We will continue to develop our understanding of the depth potential of the Carmen gold-silver mineralizing system and the implications for the rest of the Monterde property.”

There are still outstanding drill results for one more hole from Carmen and the two holes drilled at Veta Minitas.  Drilling on the recent drill program was completed in the middle of July this year.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Petrus (Marius) Mare, Vice-President Exploration, managed this program of drilling on the Monterde project and is also the designated Qualified Person (Q.P.) for the project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation. Diamond drilling has been carried out. A one half split of sections of interest from 0.5 metres to 1.5 metres in length marked by the site geologist is cut by diamond saw. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.  Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control. Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Tabulation of significant drill results from recent Carmen assays to accompany news release dated August 12, 2008

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent)
	(m)	(m)	(m)	(g/)t	(g/t)	(g/t)*
MTC-08-108	155.5	160.0	4.5	1.4	108.5	2.9
and	228.0	232.2	4.2	3.1	32.4	3.5
and	261.4	263.4	2.0	1.8	187.2	4.3
and	390.0	393.0	3.0	3.3	13.9	3.5
MTC-08-109	16.0	22.0	6.0	1.0	117.3	2.6
and	134.5	137.5	3.0	3.1	55.7	3.8
and	143.3	150.0	6.7	1.6	37.6	2.1
MTC-08-110	100.5	102.0	1.5	0.9	121.0	2.5
and	164.5	166.0	1.5	5.8	1.6	5.8
MTC-08-111	No	significant	results
MTC-08-112	496.5	501.3	4.8	3.7	3.9	3.7
and	513.3	514.8	1.5	20.7	4.2	20.8
and	519.3	522.9	3.6	1.5	3.0	1.5
MTC-08-113	21.0	26.5	5.5	0.3	108.8	1.8
and	120.2	121.7	1.5	3.9	235	7.0
and	189.9	194.0	4.1	1.5	25.5	1.8
and	305.5	310.0	4.5	1.1	2.1	1.1
MTC-08-114	18.0	19.1	1.1	0.4	88.1	1.5
and	111.5	113.0	1.5	1.3	72.7	2.3
and	211.5	213.0	1.5	1.2	12.5	1.4
and	238.0	239.5	1.5	5.0	55.2	5.8
and	271.0	272.5	1.5	3.0	29.2	3.4
and	299.5	301.0	1.5	4.6	90.0	5.8
and	368.5	370.0	1.5	1.2	53.1	2.0
MTC-08-115	518.0	519.5	1.5	13.1	4.7	13.2
MTC-08-116	450.3	454.0	3.7	8.3	6.2	8.4
MTC-08-117	455.0	458.0	3.0	1.8	8.0	1.9
MTC-08-119	No	significant	results

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65 per cent and 85 per cent of the intervals reported on the table.